AMENDMENT TO ASSIGNMENT, NOVATION AND AMENDMENT AGREEMENT AND CONSENT

THIS AMENDMENT TO ASSIGNMENT, NOVATION AND AMENDMENT AGREEMENT AND CONSENT made as of the 28th day of June, 2007,

AMONG:

LORUS THERAPEUTICS INC., a corporation continued under the laws of Canada (“Lorus”)

- and -

GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of the Province of Ontario (“GeneSense”)

- and -

6650309 CANADA INC., a corporation incorporated under the laws of Canada (the “Assignee”)

 - and -

THE ERIN MILLS INVESTMENT CORPORATION, a corporation incorporated under the laws of the Province of Ontario  (“TEMIC”)

WHEREAS Lorus, GeneSense, the Assignee and TEMIC entered into an assignment, novation and amendment agreement and consent dated as of May 1, 2007 (the “Assignment Agreement”);

AND WHEREAS the parties hereto wish to amend certain terms and conditions of the Assignment Agreement as set forth herein;

NOW THEREFORE in consideration of the premises hereto, the mutual covenants and agreements herein set forth and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties hereby agree as follows:

ARTICLE 1 - AMENDMENT

(1)           The third recital to the Agreement is hereby deleted in its entirety and replaced with the following:

“AND WHEREAS as security for the Convertible Debentures, Lorus and TEMIC entered into a share pledge agreement dated as of October 6, 2004 and a share pledge agreement dated as of January 14, 2005 (collectively, the “Share Pledge Agreements”) to secure the payment, performance and satisfaction of Lorus’ obligations under the Convertible Debentures;”

(a)           All references to “Share Pledge Agreement” in the Assignment Agreement are hereby deleted in their entirety and replaced with a reference to “Share Pledge Agreements”.

ARTICLE 2 - GENERAL

(1)           Each of the parties severally covenants and agrees that it will, from time to time, and at all times hereafter, at the request of the requesting party, execute and deliver all such further documents and instruments and do and perform all such further acts and things (including the execution and delivery by the Assignee of any additional or replacement security documents requested by TEMIC and the delivery of legal opinions customary for transactions of this type) as may be reasonably required for the purpose of giving effect to the terms of this Agreement.

(2)           This Agreement may be executed in as many counterparts as are necessary and by facsimile and such counterparts together shall constitute one agreement.

(3)           This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

(4)           This Agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(5)           In the event that any one or more of the provisions contained in this Agreement shall for any reason be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any of the parties.

(6)           No modification, supplement or amendment to this Agreement will be binding unless made in writing and duly executed by all of the parties hereto.

(7)           Capitalized terms used in this Agreement shall, unless otherwise defined in this Agreement, have the same meanings herein as in the Assignment Agreement.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

LORUS THERAPEUTICS INC.
Per:		“Aiping Young”
	Name:	Aiping Young
	Title:	President and Chief Executive Officer

GENESENSE TECHNOLOGIES INC.
Per:		“Aiping Young”
	Name:	Aiping Young
	Title:	Director

6650309 CANADA INC.
Per:		“Aiping Young”
	Name:	Aiping Young
	Title:	President and Chief Executive
Officer

THE ERIN MILLS INVESTMENT CORPORATION
Per:		“Gerry Quinn”
	Name:	Gerry C. Quinn
	Title:	President